October 1, 2009	Philip T. Colton
(612) 604-6729
pcolton@winthrop.com
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Ryan Houseal, Esq.

RE:	Navarre Corporation Registration Statement on Form S-3 Filed August 24, 2009 File No. 333-161514
Ladies and Gentlemen:
On behalf of Navarre Corporation (the “Company”), a Minnesota corporation, we are responding to the comments presented in the letter from Ms. Barbara C. Jacobs dated September 18, 2009. For the Staff’s convenience, our Response is preceded by the related Staff Comment. Amendment No. 1 to the registration statement is being filed concurrently with this letter.
Form S-3
General

Comment 1.	You indicate in footnote 2 to your registration fee table the proposed maximum offering price for your common stock will be determined from time to time pursuant to General Instruction II.D of Form S-3. In addition, footnote 4 references that the registration fee is calculated pursuant to Rule 457(o). Please note that General Instruction II.D pertains to offerings where two or more classes of securities are being registered pursuant to General Instruction I.B.1 or I.B.2. In your response, please clarify the exact nature of your offering or revise.

Response 1.	The Company revised the registration statement to add preferred stock as a registered security. Appropriate changes have been made to the cover page of the registration statement, throughout the text of the Prospectus and to the exhibit list and exhibits. The rule and instruction references in the footnores to the cover page table should now be correct.

Securities and Exchange Commission
October 1, 2009

Information We Have Incorporated by Reference, page 14

Comment 2.	Please revise so that your document specifically incorporates by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your latest fiscal year for which a Form 10-K was required to be filed. See Item 12(a)(2) of Form S-3. As examples, we note that you have not incorporated by reference your current reports on Form 8-K, filed April 21, 2009 and May 4, 2009. In addition, please consider revising this section to add language stating that all filings made by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. See Question 123.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms.

Response 2.	So revised.
Exhibits
Exhibit 5.1. Legality Opinion

Comment 3.	Given the significant assumptions contained in the legality opinion (e.g. there will be a sufficient number of authorized shares, and the Board of Directors has taken all necessary corporate actions), please confirm that you will file an opinion without such assumptions either under Rule 462(d) of the Securities Act or with a current report on Form 8-K when you do a take-down of securities.

Response 3.	An opinion without assumptions will be filed either under Rule 462(d) or with a current report on Form 8-K at the time of a take-down of securities.

Please note that the draft opinion has been refiled with Amendment No. 1. It now also covers preferred stock, which has been added as a registered security in the registration statement.

Securities and Exchange Commission
October 1, 2009

The Company intends to file an acceleration request as soon as practicable after being advised that the Commission has no further comments.
If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6729.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
Philip T. Colton
PTC/wp